Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the Ratios of Earnings to Fixed Charges for us for the periods indicated. On February 15, 2005, we completed our initial public offering whereby we became successor to the business of Continental Gas, Inc. As such, the years ended December 31, 2001, 2002, 2003 and 2004 reflect the financial results of Continental Gas, Inc., our predecessor.

	Predecessor Continental Gas, Inc.				Hiland Partners, LP
						Nine Months Ended
	Year Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2006
	(unaudited)
Earnings (loss) from continuing operations before fixed charges
Income (loss) from continuing operations	$5,619	$288	$(828)	$4,877	$10,337	$11,106
Fixed charges less capitalized interest	350	185	497	804	2,426	3,962
Earnings (loss) from continuing operations before fixed charges	$5,969	$473	$(331)	$5,681	$12,763	$15,068
Fixed charges
Interest expense, net of capitalized interest	$350	$185	$473	$702	$1,942	$3,643
Capitalized interest	—	—	—	—	32	811
Amortization of deferred loan costs	—	—	24	102	484	319
Total fixed charges	$350	$185	$497	$804	$2,458	$4,773
Ratio of earnings (loss) to fixed charges	17.05	2.56	(0.67)	7.07	5.19	3.16

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations, plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest on all indebtedness and amortization of deferred loan costs.